UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LATAM Airlines Group S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Names into English (if applicable))

Chile
(Jurisdiction of Subject Company’s Incorporation or Organization)

LATAM Airlines Group S.A.
(Names of Person(s) Furnishing Form)

American Depositary Receipts, each representing one share of common stock of LATAM Airlines Group S.A.
(Title of Class of Subject Securities)

51817R106
(CUSIP Number of Class of Securities (if applicable))

Gisela Escobar Koch
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile
Tel.: 56-2-565-3944
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Robert S. Risoleo
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

November 20, 2013
(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached as exhibit to this Form CB:

Exhibit number	Description
99.1
English translation of the Spanish language notice to shareholders of LATAM Airlines Group S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (Ley de Mercado de Valores, No. 18.045).

99.2
English translation of the Spanish language letter to shareholders of LATAM Airlines Group S.A. informing them of their share rights pursuant to Article 10 of the Securities Market Law (Ley de Mercado de Valores, No. 18.045).

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is prominently included in the documents attached as exhibits hereto.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

PART III –– CONSENT TO SERVICE OF PROCESS

LATAM Airlines Group S.A. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LATAM AIRLINES GROUP S.A.

By	/s/ Andrés Osorio Hermansen
	Name:	Andrés Osorio Hermansen
	Title:	Chief Financial Officer

Date:  November 14, 2013